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                                 HOLLINGER INC.

                    ONTARIO SECURITIES COMMISSION CONSIDERING
                           ADMINISTRATIVE PROCEEDINGS

TORONTO, ONTARIO, CANADA, MARCH 11, 2005 - HOLLINGER INC. (TSX: HLG.C; HLG.PR.B) announced today that it had received a notice from Staff of the Ontario Securities Commission to the effect that they are contemplating commencing administrative proceedings before the Commission to consider whether Hollinger historically has engaged in conduct which warrants the Commission making an order in the public interest. The alleged conduct of Hollinger does not relate to the pending going private transaction scheduled to be considered by shareholders on March 31, 2005.

The Staff has invited Hollinger to respond to the notice and to provide information and reasons why Commission Staff should not commence these proceedings. Hollinger, through its lawyers, intends to provide a response in the near future setting out the reasons why proceedings against it would be contrary to the public interest in this case.

Hollinger's principal asset is its interest in Hollinger International Inc. which is a newspaper publisher, the assets of which include the Chicago Sun-Times, a large number of community newspapers in the Chicago area and a portfolio of news media investments. Hollinger also owns a portfolio of revenue-producing and other commercial real estate in Canada, including its head office building located at 10 Toronto Street, Toronto, Ontario.


For further information please contact:

Joseph Groia
Groia & Company LLPC
(416) 203-4472
jgroia@groiaco.com



                              www.hollingerinc.com